Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated May 7, 2008

TOYOTA MOTOR CREDIT CORPORATION

7Yr NC 1Yr Callable Capped Floating Rate Notes Due 2015 (the “Notes”)

Issuer:	Toyota Motor Credit Corporation
Issuer Rating:	Aaa/AAA
Underwriter:	Citigroup Global Markets Inc.
Principal Amount:	US $20,000,000 (may be increased prior to the Issue Date)
Trade Date:	May 7, 2008
Issue Date:	May 21, 2008
Stated Maturity Date:	May 21, 2015, subject to the Issuer’s Call Option
Issue Price:	100% of the Principal Amount
Net Proceeds to Issuer:	100% of the Principal Amount
Minimum Denominations:	$100,000 and $100,000 increments thereafter
Underwriter’s Discount or Commission:
0.00%
The Underwriter or its affiliate will enter into swap transactions with the Issuer to hedge the Issuer's obligations under the Notes.  The Underwriter and its affiliates expect to realize a profit in connection with these swap transactions.

Interest Rate:
3m-USD-LIBOR + 0.40%; provided that the Interest Rate may not exceed the Maximum Interest Rate set forth below.

For the purpose of determining the 3m-USD-LIBOR applicable to a quarterly Interest Calculation Period, the 3m-USD-LIBOR will be the 3m-USD-LIBOR on the Interest Determination Date that is immediately prior to the Issue Date or the related Interest Payment Date, as applicable.

“3m-USD-LIBOR” is the USD-LIBOR-BBA rate with a designated maturity of 3 months as published on Reuters Page LIBOR01 (or a successor page) at 11:00 a.m. London time.

Maximum Interest Rate:	6.05% per annum
Interest Calculation Period:
The quarterly period from and including the Issue Date (in the case of the First Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Interest Payment Dates:	Quarterly, on each February 21, May 21, August 21 and November 21, commencing on August 21, 2008 (the “First Interest Payment Date”) to and including the Stated Maturity Date.

Interest Determination Date:	A day that is two (2) London Banking Days prior to either the Issue Date or an Interest Payment Date, as applicable.
Day Count:	Actual/360
Business Day Convention:	Modified Following
Payment at Maturity:	100% of the Principal Amount
Issuer’s Call Option:
The Issuer has the right on May 21, 2009 and on each Interest Payment Date thereafter (each a “Call Date”), provided that the Issuer gives 10 calendar days’ notice to the investor, to call the Notes in whole, but not in part, at the Redemption Price.  All amounts that may otherwise be payable following the Call Date shall cease to be payable.  Notwithstanding the above, all interest payments due on the Call Date shall be made in full regardless of any call of the Notes by the Issuer.

Business Days for Payment:	New York
Redemption Price:	100% of the Principal Amount, plus any accrued but unpaid interest
Form of Note:	Book-entry only
Settlement:	DTC
CUSIP Number:	89233PX27
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Original Issue Discount:	No. Please see “United States Federal Income Tax Considerations” below.
United States Federal Income Tax Considerations:
Although the matter is not free from doubt, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the prospectus supplement called “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount.”

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3.htm

Note: A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling toll free 1-877-858-5407.

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